Michael McTiernan, Special Counsel
Securities and Exchange Commission

January 8, 2007

Michael McTiernan
Special Counsel
Securities and Exchange Commission
Washington, DC 20549-0305

Re: Artcraft V, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed January 13, 2006
File No. 333-131019

Dear Mr. McTiernan:

We represent Artcraft V, Inc. (“Artcraft V” or the “Company”). We are in receipt of your letter dated December 19, 2006 regarding the above referenced filing and the following are our responses to same:

General

1.	Please revise the fee table on the registration statement cover page to replace “Dollar Amount to be Registered” with “Shares to be Registered.”

ANSWER: The Company has revised accordingly.

2.
We note your response to prior comment 7 and your position that your company is not a development stage enterprise as defined by SFAS 7 paragraphs 8 and 9. Please help us to understand, in sufficient detail, how you reached your position within the framework of the guidance mentioned above and in light of the revenues that have been generated to date and your current disclosure on page 25 which indicates “during 2005, our operations have been devoted primarily to developing a business plan, developing and designing our website, preparing to bring the website online and raising capital for future operations and administrative functions.” If you maintain the position that your company is not a development stage enterprise, please consider revising your disclosure throughout the filing, as appropriate, to the extent that your disclosure may give the appearance of being inconsistent with your opinion.

ANSWER: The Company is not a development stage enterprise, as defined by SFAS 7, paragraph 8 and 9. SFAS 7, paragraphs 8 and 9, states that an enterprise will be considered in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a) planned principle operations have not commenced; or b) planned principle operations have commenced but no significant revenue has been generated. In the case of the Company, as of the date of the relevant financial statements, the business of Top Interest, specifically 188Info, was already established and operating as a professional information searching platform that is engaged in the business of providing information search engine, online web application and image designing, digital network service, online market research, online promotion and advertising services, and query searches for both individuals and businesses. While the Company has been and will be further expanding the features of 188Info, the core services of 188Info were and are fully operational.

The Company as of date has generated limited revenue due to rapidly evolving and highly competitive Internet search industry in China. Our primary competitors include U.S. based Internet search providers and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality and quantity of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We believe that continuous improvement of our users’ experience is essential to increasing traffic to our websites which will increase and attract potential customers and ultimately increasing sales and revenue.

The Company will revise all disclosure which may be construed as implying the Company is a developmental stage enterprise.

3.
We note your response to prior comment 14 and the considerations made by your auditors which appear to have been made as of June 30, 2006. However, we also note your disclosure on page 28 in which you indicate that “we may not have sufficient cash to meet our minimum development and operating costs for the next twelve months.” Given your cash balance as of September 30, 2006, your estimated monthly costs and your past operating performance which you have discussed within note 11 to your annual financial statements for the year ended December 31, 2005, it appears that management should address the going concern issue in its unaudited interim financial statements. Please add the appropriate disclosure in an amended filing on Form SB-2.

ANSWER: In Amendment Three to Form SB-2, the Company has added the requested disclosure.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Richard I. Anslow
Richard I. Anslow

RIA:
Enclosures